KB Financial Group Inc.
Interim Financial Statements
September 30, 2008

KB Financial Group Inc.
Index
September 30, 2008

Page(s)

Report of Independent Accountants	1 ~ 2
Non-Consolidated Interim Financial Statements
Balance Sheet	3
Statement of Income	4
Statement of Changes in Shareholders’ Equity	5
Statement of Cash Flows	6
Notes to Non-Consolidated Financial Statements	7 ~ 22

A member firm of
Samil PricewaterhouseCoopers

www.samil.com LS Yongsan Tower 191 Hangangno 2-ga, Yongsan-gu Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)
Report of Independent Accountants
To the Shareholders and Board of Directors of
KB Financial Group Inc.
We have reviewed the accompanying non-consolidated balance sheet of KB Financial Group Inc. (the “Company”) as of September 30, 2008, and the related non-consolidated statements of income, changes in shareholder’s equity and cash flows for the accounting period from September 29, 2008 to September 30, 2008, expressed in Korean won. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these financial statements based on our review. We did not review the financial statements of equity method investees, the investments in which are reflected in the accompanying financial statements using the equity method of accounting. These statements were reviewed by other accountants whose reports have been furnished us and our opinion, insofar as it relates to the amounts included for the subsidiaries, is based solely on the reports of the other accountants.
We conducted our review in accordance with the quarterly and semi-annual review standards in the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus, provide less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.
Based on our review and review of other accountants, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

Samil PricewaterhouseCoopers is the Korean member firm of PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Samil PricewaterhouseCoopers
Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations, changes in shareholders’ equity and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are informed about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
November 7, 2008

This report is effective as of November 7, 2008, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.
Non-Consolidated Balance Sheet
September 30, 2008

(in millions of Korean won)	2008
Assets
Cash and due from bank (Note 3)	~~W~~	6,870
Equity method investments (Note 4)		13,579,354
Property and equipment (Note 5)		428
Other assets		16,736

Total assets	~~W~~	13,603,388

Liabilities and shareholders’ equity
Liabilities
Borrowings (Note 6)	~~W~~	20,000
Other liabilities (Notes 7 and 9)		11,091

Total liabilities		31,091

Shareholders’ equity
Common stock (Note 8)		1,781,758
Capital surplus		15,472,190
Capital adjustment (Note 4)		(4,208,098)
Accumulated other comprehensive loss (Note 11)		(57,105)
Retained earnings		583,552

Total shareholders’ Equity		13,572,297

Total liabilities and shareholders’ equity	~~W~~	13,603,388

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statement of Income
For the two-day period from September 29 to September 30, 2008

(in millions of Korean won except per share amounts)	2008
Operating revenues
Gain on valuation of equity method investments (Notes 4 and 15)	~~W~~	568,853

Operating expenses
Loss on valuation of equity method investments (Notes 4 and 15)		321
Interest expense		9
Commission expense		5
Selling and administrative expenses (Note 5)		369

		704

Income before income tax expense		568,149
Income tax expense (Note 9)		100

Net income	~~W~~	568,049

Basic and diluted earnings per share (Note 10)	~~W~~	2,009

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statement of Changes in Shareholders’ Equity
For the two-day period from September 29 to September 30, 2008

(in millions of Korean won)

							Accumulated
							Other
	Capital		Capital		Capital		Comprehensive		Retained
	Stock		Surplus		Adjustment		Expense		Earnings		Total
September 29, 2008	~~W~~	1,781,758	~~W~~	15,481,189	~~W~~	(4,208,098)	~~W~~	—	~~W~~	—	~~W~~	13,054,849
Net income		—		—		—		—		568,049		568,049
Changes in equity method investments		—		(8,999)		—		(57,105)		15,503		(50,601)

September 30, 2008	~~W~~	1,781,758	~~W~~	15,472,190	~~W~~	(4,208,098)	~~W~~	(57,105)	~~W~~	583,552	~~W~~	13,572,297

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Non-Consolidated Statement of Cash Flows
For the two-day period from September 29 to September 30, 2008

(in millions of Korean won)	2008
Cash flows from operating activities
Net income	~~W~~	568,049

Adjustment to reconcile net income to net cash used in operating activities
Loss on valuation of equity method investments		321
Depreciation		16
Gain on valuation of equity method investments		(568,853)

		(568,516)

Changes in operating assets and liabilities
Increase in account payable		12
Increase in accrued expense		354
Increase in deferred income tax liability		100

		466

Net cash used in operating activities		(1)

Cash flows from investing activities
Increase in guarantee deposits		(13,129)

Cash flows from financing activities
Proceeds from borrowings		20,000

Net increase in cash and cash equivalents		6,870
Cash and cash equivalents
Beginning of period		—

End of period	~~W~~	6,870

The accompanying notes are an integral part of these financial statements.
See Report of Independent Accountants

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

1. The Company
KB Financial Group Inc. (the “Company”) was established on September 29, 2008, through stock transfer with former shareholders of Kookmin Bank, KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Credit Information Co., Ltd., KB Data Systems Co., Ltd., KB Asset Management Co., Ltd., KB Futures Co., Ltd., and KB Investment & Securities Co., Ltd. in order to provide management services and financing to affiliated companies. The headquarters are located at 9-1 Namdaemunro 2-ga, Jung-gu, Seoul. The Company’s common stock as of September 30, 2008, is ~~W~~ 1,781,758 million.
The Company is authorized to issue 1,000 million shares. The Company was listed on the Korea Exchange on October 10, 2008, and was also listed on the New York Stock Exchange for its American Depositary Shares on September 29, 2008.
Major shareholder as of September 30, 2008, is as follows:

Name of Shareholder	Number of Shares Owned	Percentage of Ownership
National Pension Service	17,910,781	5.03%
Details of its subsidiaries are as follows:
(1) Kookmin Bank
Kookmin Bank (the “Bank”) was established in 1963 under the Citizens National Bank Act to provide and administer funds for financing to the general public and small businesses. Pursuant to the repeal of the Citizens National Bank Act, effective on January 5, 1995, the Bank has conducted its operations in accordance with the provisions of the General Banking Act. The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Also, under the decision of the Financial Supervisory Commission in accordance with the Structural Improvement of the Financial Industry Act, the Bank purchased certain assets, including prime credit loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the legal consolidation with Housing and Commercial Bank (“H&CB”) on October 31, 2001 and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Kookmin Bank’s common stock as of September 30, 2008, is ~~W~~ 1,681,896 million.
The Bank’s shares have been listed on the Korea Stock Exchange since September 1994. As a result of the business combination with H&CB, the former shareholders of the Bank and H&CB received new common shares of the Bank on the basis of a pre-determined ratio. The new common shares of the Bank were listed on the Korea Stock Exchange on November 9, 2001. In addition, the Bank listed its American Depository Shares (“ADS”) on the New York Stock Exchange (“NYSE”) as of November 1, 2001, following the consolidation with H&CB. H&CB listed its ADS on the NYSE as of October 3, 2000, prior to the business combination. The Bank became a wholly owned subsidiary of the Company through comprehensive stock transfer as of September 29, 2008. In addition, the Bank’s listed shares and depository shares on the Korea Stock Exchange and the New York Stock Exchange have been delisted as of October 10, 2008 and September 26, 2008.
The Bank is engaged in the banking, trust, credit card and other relevant businesses according to the provisions of the General Banking Act, Trust Business Act, and Specialized Credit Financial Business Act, respectively. The Bank with headquarter based in Seoul operates through 1,222 domestic branches and offices (excluding 281 automated teller machine stations) and 4 overseas branches (excluding two subsidiaries and three offices) as of September 30, 2008.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

(2) KB Real Estate Trust Co., Ltd.
KB Real Estate Trust Co., Ltd. (the “KB Real Estate Trust”) was established on December 3, 1996, to provide real estate trust service including land trust. Under Section 3 of the Trust Business Act, Financial Services Commission authorized the company to engage in real estate trust service. On September 16, 2002, the name of the company changed to KB Real Estate Trust Co., Ltd. from Jooeun Real Estate Trust Inc. Over 22 land trust operations are in progress, and a number of other trust services such as collateral trusts are already engaged and ready to operate. Its headquarters are located in Seoul. KB Real Estate Trust’s common stock as of September 30, 2008, is ~~W~~ 80,000 million.
(3) KB Investment Co., Ltd.
KB Investment Co., Ltd. (the “KB Investment”) was established on March 27, 1990, to provide service to small startup companies. Main business operation is to invest in venture companies and small startup companies and to organize startup investment cooperative. On April 3, 1990, the company under Section 7 of the Support for Small and Medium Enterprise Establishment Act was listed on Small Business Administration as a small startup business investment organization. KB Investment purchases impaired loans, invests in companies under debt restructuring process, and sells reorganized companies after normalization. On March, 2001, the company, under the Industrial Development Act, is selected for Corporate Restructuring Company by the Ministry of Commerce, Industry and Energy. Its headquarters are located in Seoul. KB Investment’s common stock as of September 30, 2008, is ~~W~~ 44,759 million.
(4) KB Credit Information Co., Ltd.
KB Credit Information Co., Ltd. (the “KB Credit Information”) was established on October 9, 1999, under the Credit Information Protection Act to engage in loan collection service and credit research service. On May 2, 2002, the company merged with KM Credit Information Inc. to improve management of subsidiaries. As approved by the shareholders on October 28, 2002, the name was changed from Kookeun Credit Information Co., Ltd. to KB Credit Information Co., Ltd. Its headquarters are located in Seoul. KB Credit Information’s common stock as of September 30, 2008, is ~~W~~ 6,262 million.
(5) KB Data Systems Co., Ltd.
KB Data Systems, Co., Ltd. (the “KB Data Systems”) was established on September 1991 to engage in computer system development and its sales, system maintenance, and information technology outsourcing service. Its headquarters are located in Seoul. KB Data Systems’ common stock as of September 30, 2008, is ~~W~~ 8,000 million.
(6) KB Asset Management Co., Ltd.
KB Asset Management Co., Ltd. (the “KB Asset Management”) was established on April, 1984 to engage in investment advisory service including consulting and providing information on investment in securities and on July, 1997 started to engage in security investment trust operations under the Security Investment Trust Business Act. Its headquarters are located in Seoul. KB Asset Management’s common stock as of September 30, 2008, is ~~W~~ 38,338 million.
(7) KB Futures Co., Ltd.
KB Futures Co., Ltd. (the “KB Futures”) was established on March 1997 to engage in futures trading, trust, intermediation, or brokerage services. The company became a member of the Korea Exchange on January 8, 1999. Its headquarters are located in Seoul. KB Futures’ common stock as of September 30, 2008, is ~~W~~ 20,000 million.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

(8) KB Investment & Securities Co., Ltd.
KB Investment & Securities Co., Ltd. (the “KB Investment & Securities”) was established on August 16, 1995, to engage in security trading, underwriting and brokerage services. On March 11, 2008, the former name of Hannuri Investment & Securities changed to KB Investment & Securities. Its headquarters are located in Seoul. KB Investment & Securities common stock as of September 30, 2008, is ~~W~~ 78,000 million.
Details of its major second tier subsidiary are as follows:
KB Life Insurance Co., Ltd.
KB Life Insurance Co., Ltd. (the “KB Life Insurance”) was established on April 29, 2004, to engage in financial insurance operations. On May 31, 2004, the company merged with Hanil Life Insurance Co., Ltd. undertaking all the insurance contracts and related assets and liabilities. Life insurance business under the Insurance Business Act is one of the company’s major business operations. Its headquarters are located in Seoul. KB Life Insurance’s common stock as of September 30, 2008, is ~~W~~ 130,000 million.
The percentage of ownership in subsidiaries as of September 30, 2008, is as follows:

	Investees	Number of Shares	Ownership(%)
KB Financial Group Inc.	Kookmin Bank	336,379,116	100.00
	KB Real Estate Trust Co., Ltd.	16,000,000	100.00
	KB Investment Co., Ltd.	8,951,797	100.00
	KB Credit Information Co., Ltd.	1,252,400	100.00
	KB Data Systems Co., Ltd.	800,000	100.00
	KB Asset Management Co., Ltd.	7,667,550	100.00
	KB Futures Co., Ltd.	4,000,000	100.00
	KB Investment & Securities Co., Ltd.	15,600,000	100.00

Kookmin Bank	KB Financial Group Inc.	73,607,601	20.66
	KB Life Insurance Co., Ltd.	13,260,000	51.00
	Kookmin Bank Int’l Ltd. (London)	20,000,000	100.00
	Kookmin Bank Hong Kong Ltd.	2,000,000	100.00

KB Investment & Securities Co., Ltd.	KB Investment & Securities Hong Kong Limited.	1,000,000	100.00

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

2. Significant Accounting Policies
The Korean Accounting Standards Board has published a series of Statements of Korean Financial Accounting Standards (“SKFAS”), which will gradually replace the existing financial accounting standards established by the Korean Financial Supervisory Commission. The Company has adopted SKFAS No.1 through No.24, except No.14, in the preparation of its financial statements as of and for the period ended September 30, 2008. Significant accounting policies followed in preparation of these financial statements are as follows:
Valuation of Equity Method Investments
Investments in equity securities of subsidiaries, over which the Company exercises a significant control or influence, are accounted for using the equity method. Under the equity method, the Company accounts for its proportionate ownership in the book value of the subsidiary in current operations as adjustment to income or loss, retained earnings, capital adjustments, capital surplus or accumulated other comprehensive income depending on the nature of the underlying change in the book value of the subsidiaries. The acquisition cost of the Company stock owned by its subsidiaries is deducted from the Company’s equity method investments and accounted as capital adjustment.
The Company discontinues the equity method for equity method investments when the Company’s share of accumulated losses equals the costs of the investments, and until the subsequent cumulative changes in its proportionate net income of the subsidiaries equals its cumulative proportionate net losses not recognized during the periods when the equity method was suspended.
Significant difference between expected cash flow from equity method investments and the Company’s initial proportionate ownership in the net book value of the investees is accounted for impairment loss from equity method investments. When the estimated future expected cash flow from equity method investments exceeds the carrying value after impairment, such recovery is recorded in current operations up to the recorded impairment loss amount.
Property and Equipment
The cost of property and equipment includes purchase costs, incidental costs directly related to preparing the property and equipment for use, and the discounted estimated costs to remove, dismantle or restore property and equipment at the end of the estimated useful lives of the related assets, when these costs meet the conditions for the recognition of liabilities.
Depreciation is computed using declining balance method based on the estimated useful lives of the assets as follows:

	Method	Estimated Useful Lives
Equipment and others	Declining balance method	4 years
Betterments and renewals, enhancing the value of the assets over their recently appraised value, are capitalized. However routine maintenance and repairs are charged to expense as incurred.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

The Company assesses the potential impairment of property, plant and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However the recovery of the impaired assets is recorded in current operations up to the cost of the assets before impairment, net of accumulated depreciation, when the estimated recoverable value of the assets exceeds the carrying value after impairment.
Accrued Severance Benefits
Employees and officers with at least a year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and officers were to terminate their employment as of the balance sheet date.
Deferred Income Tax Assets (Liabilities)
The Company recognized deferred income tax for anticipated future tax consequences resulting from temporary differences between amounts reported for financial reporting and income tax purposes. Deferred income tax assets and liabilities are computed on such temporary difference by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is more likely that such deferred income tax assets will be realized. The total income tax provision includes the current tax expense under applicable tax regulations and the change in the balance of deferred income tax assets and liabilities during the year.
3. Cash and Due from Bank
Cash and due from bank as of September 30, 2008, are summarized as follows:
(in millions of Korean won)

	Name of Bank	Interest Rate(%)	Amount
Due from Bank	Kookmin Bank	5.15	~~W~~6,870

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

4. Equity Method Investments
Equity method investments as of September 30, 2008, are as follows:
(in millions of Korean won)

			Amount
	Number of Shares	Ownership(%)	Acquisition Cost		Book Value
Kookmin Bank	336,379,116	100.00	~~W~~	12,227,020	~~W~~	12,731,879
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		107,643		111,252
KB Investment Co., Ltd.	8,951,797	100.00		104,741		102,841
KB Credit Information Co., Ltd.	1,252,400	100.00		42,721		43,725
KB Data Systems Co., Ltd.	800,000	100.00		16,698		17,760
KB Asset Management Co., Ltd.	7,667,550	100.00		101,961		110,186
KB Futures Co., Ltd.	4,000,000	100.00		35,734		36,985
KB Investment & Securities Co., Ltd.	15,600,000	100.00		418,331		424,726

			~~W~~	13,054,849	~~W~~	13,579,354

The changes in the difference between the cost of investment and the amount of the underlying equity in investee’s net asset are summarized as follows:
(in millions of Korean won)

	Beginning		Increase
Investee	Balance		(Decrease)		Amortization		Ending Balance
KB Investment & Securities Co., Ltd.	~~W~~	104,448	~~W~~	—	~~W~~	5,697	~~W~~	98,751

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

Changes in equity method investments resulting from equity method valuation for the quarter ended September 30, 2008, are summarized as follows:
(in millions of Korean won)

			Valuation under equity method
					Gain(Loss)					Accumulated
					on Valuation					Other
			Retained		of Equity		Capital			Comprehensive	Ending
Investees	Beginning Balance		Earnings		Method Investments		Surplus			Income(loss)	Balance
Kookmin Bank[1]	~~W~~	12,227,020	~~W~~	15,503	~~W~~	544,654	~~W~~	(1,696)	~~W~~	(53,602)	~~W~~	12,731,879
KB Real Estate Trust Co., Ltd.		107,643		—		3,609		—		—		111,252
KB Investment Co., Ltd.		104,741		—		(321)		—		(1,579)		102,841
KB Credit Information Co., Ltd.		42,721		—		1,004		—		—		43,725
KB Data Systems Co., Ltd.		16,698		—		1,062		—		—		17,760
KB Asset Management Co., Ltd.		101,961		—		8,243		—		(18)		110,186
KB Futures Co., Ltd.		35,734		—		1,596		—		(345)		36,985
KB Investment & Securities Co., Ltd.		418,331		—		8,685		—		(2,290)		424,726

	~~W~~	13,054,849	~~W~~	15,503	~~W~~	568,532	~~W~~	(1,696)	~~W~~	(57,834)	~~W~~	13,579,354

[1]	The investment in Kookmin Bank is net of acquisition cost of, ~~W~~ 4,208,098 million, representing the Company’s issued shares owned by Kookmin Bank. This amount is accounted as capital adjustment in the Company’s balance sheet.
The subsidiary’s reviewed financial statements as of September 30, 2008, were used for the application of the equity method. Financial information of above subsidiaries is disclosed in Notes 13 and 14.
The Company was established on September 29, 2008, through stock transfer between former shareholders and its subsidiaries. Its current accounting period ended on September 30, 2008. The Company’s acquisition cost of investments was determined as the net asset amount of investees as of June 30, 2008. Therefore, the Company applied the equity method to reflect the changes in investees’ net assets from July 1, 2008 to September 30, 2008, for the period ended September 30, 2008.
Unrealized gain and loss as of September 30, 2008, are listed below:
(in million of Korean won)

Kookmin Bank	~~W~~	166
KB Data Systems Co., Ltd.		(5,021)
KB Credit Information Co., Ltd.		29
KB Investment & Securities Co., Ltd.		(8)

	~~W~~	(4,834)

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

5. Property and Equipment
Changes in property and equipment as of September 30, 2008, are as follows:
(in millions of Korean won)

	Beginning Balance		Acquisition		Disposal		Depreciation		Ending Balance
Equipment and others	~~W~~	—	~~W~~	444	~~W~~	—	~~W~~	16	~~W~~	428
6. Borrowings
Borrowings as of September 30, 2008, are as follows:
(in millions of Korean won)

		Annual
	Maturity Date	Interest rate(%)	Agreed Limit		Ending Balance
Hana Bank	2009-09-28	3 months CD rate+ 2%	~~W~~	50,000	~~W~~	10,000
Woori Bank	2009-09-28	3 months CD rate+ 2%		10,000		10,000

			~~W~~	60,000	~~W~~	20,000

7. Accrued Severance Benefits
Changes in accrued severance benefits for the period ended September 30, 2008, are summarized as follows:
(in millions of Korean won)

Beginning Balance	~~W~~	—
Transferred from subsidiaries[1]		3,607
Provision		—
Payment		—

Ending Balance	~~W~~	3,607

[1]	Accrued severance benefits of ~~W~~ 3,607 million were transferred from subsidiaries where the employees have been previously employed.
8. Capital Stock
Details of capital stock as of September 30, 2008, are as follows:
(in shares and Korean won)

Number of shares authorized		1,000,000,000
Par value per share	~~W~~	5,000
Number of shares issued		356,351,693

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

9. Income Tax
Income tax expense for the period ended September 30, 2008, consists of:
(in millions of Korean won)

Current income taxes	~~W~~	—
Deferred income taxes due to temporary differences[1]		6,674
Deferred income tax liabilities directly charged to the shareholders’ equity		(6,574)

Income tax expense	~~W~~	100

[1]	Deferred income taxes due to temporary differences for the period ended September 30, 2008, are as follows:
(in millions of Korean won)

Beginning balance of deferred income tax assets (liabilities)	~~W~~	—
Ending balance of deferred income tax assets (liabilities) [1]		(6,674)

Changes in deferred income tax due to temporary difference	~~W~~	6,674

[1]	Deferred income tax liabilities directly charged to the shareholders’ equity as of September 30, 2008, are as follows:
(in millions of Korean won)

Additional paid-in-capital	~~W~~	(7,303)
Net accumulated comprehensive expense of equity method investees		729

	~~W~~	(6,574)

Effective tax rate for the period ended September 30, 2008, is as follows:
(in millions of Korean won)

Income before income tax	~~W~~	568,149

Calculated tax amount of tax rate (27.5%)	~~W~~	156,241
Adjustments
The exclusion of deferred income tax from equity method investments		(156,246)
The exclusion of deferred income tax from net operating loss		105

Income tax expenses	~~W~~	100

Effective tax rate		0.02%

Changes in accumulated temporary differences and net operating loss for the period ended September 30, 2008 are as follows:
(in millions of Korean won)

	Beginning		Increase		Decrease		Ending
Equity method investments	~~W~~	—	~~W~~	3,657,036	~~W~~	—	~~W~~	3,657,036
Net operating loss		—		383		—		383

	~~W~~	—	~~W~~	3,657,419	~~W~~	—	~~W~~	3,657,419

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

Changes in deferred income tax assets (liabilities) for the period ended September 30, 2008, are as follows:
(in millions of Korean won)

									Ending
							Non-Deductible		Balance After
	Beginning		Increase (Decrease)		Ending[1]		Amount		Adjustment
Equity method investments[2,3]	~~W~~	—	~~W~~	1,005,684	~~W~~	1,005,684	~~W~~	(1,012,358)	~~W~~	(6,674)
Net operating loss[4]		—		105		105		105		—

	~~W~~	—	~~W~~	1,005,789	~~W~~	1,005,789	~~W~~	(1,012,253)	~~W~~	(6,674)

[1]	Deferred income tax assets (liabilities) are calculated by multiplying income tax rate of 27.5% to all temporary differences for current period.

[2]	Deductible temporary differences of ~~W~~ 3,705,138 million in respect of deferred income tax assets of ~~W~~1,018,913 million, arising from valuation of equity method investments, do not reverse unless equity method investments are liquidated or sold. Therefore, these were not recognized as deferred income tax assets as of September 30, 2008.

[3]	Taxable temporary difference of ~~W~~ 23,835 million in respect of deferred income tax liabilities of ~~W~~6,555 million, arising from valuation of equity method investments, will be reversed by dividend income. However, since the dividends from subsidiaries are not taxable, they were not recognized as deferred income tax liabilities.

[4]	Net operating losses of ~~W~~ 383 million were not expected to be recoverable in the future. Therefore, they were not recognized as deferred income tax assets.
10. Earnings Per Share
Basic earnings per share for the period ended September 30, 2008, is calculated as follows:

Net income	~~W~~	568,048,545,449
Weighted-average number of common shares outstanding[1]		282,744,092

Basic earnings per share	~~W~~	2,009

[1]	The Company calculated weighted-average number of common shares outstanding by deducting the Company’s issued shares owned by Kookmin Bank.
Basic earnings per share for the period ended September 30, 2008, is same as diluted earnings per share because there were no potential dilutive securities issued.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

11. Comprehensive Income
Comprehensive income for the period ended September 30, 2008, consists of:
(in millions of Korean won)

Net income	~~W~~	568,049
Net accumulated comprehensive losses of equity method investments (net of tax effect ~~W~~ 729 million)		(57,105)

Comprehensive income	~~W~~	510,944

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

12. Related Party Transactions
The details of the Company’s ownership in its subsidiaries and equity method investments are summarized in Notes 1 and 4, respectively.
As of September 30, 2008, the ownerships in associates over which the Company has significant influence through its subsidiaries are as follows:

Investors	Investees	Number of Shares	Ownership(%)
Kookmin Bank	KLB Securities Co., Ltd.[1]	4,854,713	36.41
	Jooeun Industrial Co., Ltd. [1]	1,999,910	99.99
	ING Life Insurance Korea	1,162,200	14.90
	Balhae Infrastructure Fund	9,912,354	12.61
	Korea Credit Bureau Co., Ltd.	180,000	9.00
	Kookmin Bank Singapore Ltd. [1]	30,000,000	100.00
	Kookmin Finance Asia Ltd. (HK) [1]	700,000	100.00
	JSC Bank CenterCredit	29,972,840	23.00
	KB06-1 Venture Partnership Fund	200	50.00
	KB08-1 Venture Partnership Fund	100	66.67

KB Investment	KB06-1 Venture Partnership Fund	100	25.00
	KVC Investment Partnership
	No.16[1]	184	20.00
	Kookmin China Fund No.1[1]	13	50.00
	KTTC-Kookmin Venture Fund No.1[1]	200	20.00
	KB 03-1 Venture Fund	175	16.67
	NPC 05-6 KB Venture Fund	500	20.00
	NPC 07-5 KB Venture Fund	500	20.00
	KB08-1 Venture Partnership Fund	50	33.33
	G&A KBIC Private Equity Fund	9,000,000,000	2.69
	NPS-KBIC Private Equity Fund
	No.1	4,510,720,000	2.56
	KB 03-1 Corporate Restructuring
	Fund	41	29.00
	KB 06-1 Corporate Restructuring
	Fund	12	5.38
	NPS 06-5 KB Corporate
	Restructuring Fund	4,750,000,000	13,57

[1]	As of September 30, 2008, KLB Securities Co., Ltd., Jooeun Industrial Co., Ltd., Kookmin Bank Singapore Ltd., Kookmin Finance Asia Ltd. (HK), Kookmin China Fund No.1, KTTC-Kookmin Venture Fund No.1, and KVC Investment Partnership No.16 are in the process of liquidation.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

Significant balances with related parties as of September 30, 2008, are as follows:
(in million of Korean won)

		Accounts
Creditor	Debtor	Due from Bank		Guarantee Deposit		Others		Total
KB Financial Group	Kookmin Bank	~~W~~	6,870	~~W~~	13,129	~~W~~	3,607	~~W~~	23,606
There were no significant transactions with related parties for the period ended September 30, 2008.
13. Condensed Financial Information of Subsidiaries
The condensed balance sheets of subsidiaries as of September 30, 2008, are as follows:
(in millions of Korean won)

	Total Assets		Total Liabilities		Shareholders’ Equity
Kookmin Bank [1]	~~W~~	265,911,681	~~W~~	249,147,652	~~W~~	16,764,029
KB Real Estate Trust Co., Ltd.		234,709		123,457		111,252
KB Investment Co., Ltd.		119,026		16,185		102,841
KB Credit Information Co., Ltd.		49,171		5,475		43,696
KB Data Systems Co., Ltd.		37,185		14,404		22,781
KB Asset Management Co., Ltd.		123,093		12,907		110,186
KB Futures Co., Ltd.		149,323		112,338		36,985
KB Investment & Securities Co., Ltd.		2,223,578		1,901,297		322,281

	~~W~~	268,847,766	~~W~~	251,333,715	~~W~~	17,514,051

[1]	Financial information of Kookmin Bank is based on consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

The condensed statements of operations of subsidiaries for the period ended September 30, 2008, are as follows:
(in millions of Korean won)

							Net Income(loss)
	Operating		Operating		Operating		Before Income		Net Income
	Revenue		Expense		Income(loss)		Tax		(loss)
Kookmin Bank [1]	~~W~~	11,644,460	~~W~~	11,086,878	~~W~~	557,582	~~W~~	768,894	~~W~~	544,488
KB Real Estate Trust Co., Ltd.		13,980		8,246		5,734		5,022		3,609
KB Investment Co., Ltd.		1,314		1,543		(229)		(321)		(321)
KB Credit Information Co., Ltd.		13,216		11,558		1,658		1,394		1,010
KB Data Systems Co., Ltd.		24,888		23,053		1,835		1,836		1,320
KB Asset Management Co., Ltd.		18,972		7,452		11,520		11,424		8,243
KB Futures Co., Ltd.		6,665		4,430		2,235		2,220		1,596
KB Investment & Securities Co., Ltd.		63,158		45,523		17,635		17,732		14,386

	~~W~~	11,786,653	~~W~~	11,188,683	~~W~~	597,970	~~W~~	808,201	~~W~~	574,331

[1]	Financial information of Kookmin Bank is based on consolidated financial statements.
14. Financial and Operating Status of Subsidiaries
Financial status of each subsidiary as of September 30, 2008, is as follows:
(in millions of Korean won)

	Deposits		Borrowings		Debentures		Total
KB Financial Group Inc.	~~W~~	—	~~W~~	20,000	~~W~~	—	~~W~~	20,000
Kookmin Bank [1]		165,909,508		19,762,878		39,113,207		224,785,593
KB Real Estate Trust Co., Ltd.		72		105,694		—		105,766
KB Investment Co., Ltd.		—		15,100		—		15,100
KB Credit Information Co., Ltd.		—		—		—		—
KB Data Systems Co., Ltd.		—		—		—		—
KB Asset Management Co., Ltd.		581		—		—		581
KB Futures Co., Ltd.		108,199		—		—		108,199
KB Investment & Securities Co., Ltd.		7,687		1,559,923		—		1,567,610

	~~W~~	166,026,047	~~W~~	21,463,595	~~W~~	39,113,207	~~W~~	226,602,849

[1]	Financial information of Kookmin Bank is based on consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

Operating status for each subsidiary as of September 30, 2008, is as follows:
(in millions of Korean won)

					Cash and Due
	Loans		Securities		from Bank		Total
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	6,870	~~W~~	6,870
Kookmin Bank[1]		197,861,623		39,771,766		10,016,121		247,649,510
KB Real Estate Trust Co., Ltd.		15		2,857		254		3,126
KB Investment Co., Ltd.		13,371		97,427		295		111,093
KB Credit Information Co., Ltd.		—		—		31,000		31,000
KB Data Systems Co., Ltd.		1,689		—		17,125		18,814
KB Asset Management Co., Ltd.		1,605		3,724		102,585		107,914
KB Futures Co., Ltd.		—		23,094		119,692		142,786
KB Investment & Securities Co., Ltd.		312,608		1,475,140		62,693		1,850,441

	~~W~~	198,190,911	~~W~~	41,374,008	~~W~~	10,356,635	~~W~~	249,921,554

[1]	Financial information of Kookmin Bank is based on consolidated financial statements.
Changes in allowance for loan losses for each entity for the period ended September 30, 2008, are as follows:
(in millions of Korean won)

	Beginning		Increase/Decrease		Ending
KB Financial Group Inc.	~~W~~	—	~~W~~	—	~~W~~	—
Kookmin Bank[1]		2,805,991		250,716		3,056,707
KB Real Estate Trust Co., Ltd.		38,700		2,891		41,591
KB Investment Co., Ltd.		767		(48)		719
KB Credit Information Co., Ltd.		51		(10)		41
KB Data Systems Co., Ltd.		120		18		138
KB Asset Management Co., Ltd.		54		(3)		51
KB Futures Co., Ltd.		—		—		—
KB Investment & Securities Co., Ltd.		2,281		(136)		2,145

	~~W~~	2,847,964	~~W~~	253,428	~~W~~	3,101,392

[1]	Financial information of Kookmin Bank is based on consolidated financial statements.

KB Financial Group Inc.
Notes to Non-Consolidated Interim Financial Statements
September 30, 2008

15. Subsidiaries’ Contribution to Gain and Loss
Subsidiaries’ contributions to the Company’s gain and loss from equity method valuation for the period ended September 30, 2008, are as follows:
(in millions of Korean won)

			Contribution
	Amount		Ratio(%)
Kookmin Bank	~~W~~	544,654	95.80
KB Real Estate Trust Co., Ltd.		3,609	0.63
KB Investment Co., Ltd.		(321)	(0.06)
KB Credit Information Co., Ltd.		1,004	0.18
KB Data Systems Co., Ltd.		1,062	0.19
KB Asset Management Co., Ltd.		8,243	1.45
KB Futures Co., Ltd.		1,596	0.28
KB Investment & Securities Co., Ltd.		8,685	1.53

	~~W~~	568,532	100.00